SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       AMERICA ONLINE LATIN AMERICA, INC.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    02365B100
                                 (CUSIP Number)

                              Sheila A. Clark, Esq.
                          Senior Vice President, Legal,
                              America Online, Inc.
                                  22000 AOL Way
                           Dulles, Virginia 20166-9323
                                 (703) 265-1000

                                    Copy to:

                             Peter S. Lawrence, Esq.
                           Mintz, Levin, Cohn, Ferris,
                             Glovsky and Popeo, P.C.
                              One Financial Center
                           Boston Massachusetts 02111
                                 (617) 542-6000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 11, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


   1.     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
          America Online, Inc.
          54-1322110

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          (a)  [X]
          (b)  [ ]

   3.     SEC USE ONLY:

   4.     SOURCE OF FUNDS:
          WC

   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
          Delaware

  NUMBER OF SHARES      7.    SOLE VOTING POWER
 BENEFICIALLY OWNED           122,500,834 (see Item 5 below)
  BY EACH REPORTING
     PERSON WITH

                        8.    SHARED VOTING POWER
                              0

                        9.    SOLE DISPOSITIVE POWER
                              122,500,834 (see Item 5 below)

                        10.   SHARED DISPOSITIVE POWER
                              240,000

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          122,740,834 (see Item 5 below)

  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:   (see Item 2 below)
          [X]

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          68.4%1

  14.     TYPE OF REPORTING PERSON:
          CO

--------
   1 All percentage calculations included in this filing are based on the number of shares of Class A Common Stock outstanding on August 7, 2000, as represented by America Online Latin America, Inc. in Amendment No. 13 to its Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange
               Commission on August 7, 2000 (the "Effective Registration Statement"). The percent of Class A Common Stock represented by the amounts in rows 11 and 12, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is 81.0%.

Item 1.           Security and Issuer

         This statement on Schedule 13D (this "Schedule 13D") relates to the Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of America Online Latin America, Inc., a Delaware corporation ("AOL-LA"). The address of the principal executive office of AOL-LA is 6600 N. Andrews Avenue, Suite 500, Fort Lauderdale, Florida 33309.

Item 2.           Identity and Background

         This Schedule 13D is filed individually by America Online, Inc., a Delaware corporation ("AOL"), and as a member of a "group" (as such term is defined pursuant to Regulation 13D under the Securities Exchange Act of 1934, as amended), which has been deemed to have been formed by (i) AOL and (ii) Riverview Media Corp., a British Virgin Islands corporation ("Riverview"), Gustavo A. Cisneros and Ricardo J. Cisneros (collectively, the "Cisneros Group"). As of the date hereof, each member of the Cisneros Group beneficially owns 4,000,000 shares of Class A Common Stock, 97,803,960 shares of Series C Redeemable Convertible Preferred Stock, par value $0.01 per share, of AOL-LA ("Series C Preferred Stock"), which represents all of such stock outstanding, and currently exercisable options to purchase 120,000 shares of Class A Common Stock. Series C Preferred Stock is convertible into Class C Common Stock, par value $0.01 per share, of AOL-LA ("Class C Common Stock") at any time, initially on a one share-for-one share basis, and such Class C Common Stock is convertible into Class A Common Stock at any time, initially on a one share-for-one share basis. AOL disclaims beneficial ownership of any AOL-LA securities owned directly or indirectly by the Cisneros Group.

         The address of the principal business and principal executive office of AOL is 22000 AOL Way, Dulles, Virginia 20166-9323. AOL is the world's leader in interactive services, Web brands, Internet technologies and e-commerce services.

         To the best of AOL's knowledge, as of the date hereof, the name, business address, present principal occupation or employment, and citizenship of each executive officer and director of AOL, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I attached hereto. The information contained in Schedule I is incorporated herein by reference.

         During the last five years, neither AOL nor, to the best of AOL's knowledge, any of the executive officers or directors of AOL listed in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         Except as provided herein, to the best of AOL's knowledge, no directors or officers of AOL have legal or beneficial ownership of any Class A Common Stock.

Item 3.           Source and Amount of Funds or Other Consideration

         The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference.

         Prior to August 7, 2000, the effective date of AOL-LA's initial public offering of its Class A Common Stock (the "Offering"), the business of AOL-LA was conducted by affiliates of AOL Latin America, S.L. AOL Latin America, S.L. is a limited liability company that was organized in Spain in December 1998. AOL Latin America, S.L. was formed by AOL and the Cisneros Group, as a joint venture in which:

         (i) AOL contributed royalty free license rights and other rights and services in exchange for its ownership interest (such contribution was recorded at AOL's historical cost basis, which was zero); and

         (ii) the Cisneros Group contributed an aggregate amount of approximately $100.1 million in exchange for its ownership interest.

In addition, AOL and the Cisneros Group each contributed $32.5 million to AOL Latin America, S.L. through July 2000, and each is obligated to pay AOL-LA an additional $17.5 million by December 31, 2000.

         Immediately before the effectiveness of the Offering, AOL-LA became the holding company of, and indirectly acquired all of, AOL Latin America, S.L. and its affiliates through a corporate reorganization (the "Reorganization"). Pursuant to the Reorganization, (i) AOL and the Cisneros Group exchanged their ownership interests in the two holding companies that owned AOL Latin America, S.L. and its affiliates for 101,858,334 shares of AOL-LA's Series B Redeemable Convertible Preferred Stock, par value $0.01 per share ("Series B Preferred Stock") and 99,861,910 shares of Series C Preferred Stock, respectively; and
(ii) AOL-LA issued a warrant to AOL (the "AOL Warrant") to purchase 16,642,500 shares of AOL-LA stock in any combination of Series B Preferred Stock, Class A Common Stock or Class B Common Stock, par value $0.01 per share ("Class B Common Stock") at a per share exercise price equal to the Offering price of $8.00. AOL did not pay any additional consideration to AOL-LA upon the issuance and delivery of the AOL Warrant to AOL.

         In addition, on August 11, 2000, each of AOL and the Cisneros Group purchased 4 million shares of Class A Common Stock in the Offering at the $8.00 Offering price. AOL purchased its shares using funds from its working capital.

         Currently, no shares of Class B Common Stock or Class C Common Stock are outstanding. For the purposes hereof, the term "B Stock" refers collectively to Series B Preferred Stock and Class B Common Stock, and the term "C Stock" refers collectively to Series C Preferred Stock and Class C Common Stock.

Item 4.           Purpose of Transaction

         The information set forth or incorporated by reference in Items 2, 3 and 5 is hereby incorporated herein by reference.

         AOL's purchase, on August 11, 2000, of 4 million shares of Class A Common Stock in the Offering was part of a broader investment history with AOL-LA that included the Reorganization.

         As one of the founders of AOL-LA, AOL, along with the Cisneros Group, exercises its control over AOL-LA through several instruments and agreements, including (i) a Stockholders' Agreement, dated as of August 7, 2000, among AOL, Riverview and AOL-LA (the "Stockholders' Agreement"); (ii) a Registration Rights and Stockholders' Agreement (the "Banco Itau Registration Rights Agreement"), dated as of August 7, 2000, among AOL-LA, Banco Itau S.A., a Brazilian Sociedade Anonima and one of the largest banks in Latin America, ("Banco Itau") and Banco Itau's affiliate, Banco Banerj S.A.; (iii) AOL-LA's Restated Certificate of Incorporation (the "Charter"); and (iv) AOL-LA's Restated By-laws (the "By-laws").

         The Stockholders' Agreement contains various provisions that will affect the way AOL-LA operates its business and governs many important aspects of the relationships among AOL, AOL-LA and the Cisneros Group.

         Pursuant to the Stockholders' Agreement, AOL and Riverview agreed to vote all of their shares of AOL-LA capital stock, which as of August 7, 2000 collectively represented 97.43% of the voting power of AOL-LA's outstanding capital stock, to elect the four directors nominated by the Special Committee (as defined below in this Item 4) for election by the holders of all shares of AOL-LA's outstanding capital stock, voting together. In addition, under the Banco Itau Registration Rights Agreement, AOL and Riverview agreed to vote their shares of AOL-LA capital stock in favor of an individual nominated by Banco Itau to serve as one of the above-mentioned four directors.

         The Stockholders' Agreement also states that AOL and Riverview may admit one or more additional principal stockholders to AOL-LA. Any such additional stockholder would either receive new shares of AOL-LA capital stock or would acquire shares owned by AOL or Riverview. If such new stockholder is a Strategic Partner (as such term is defined in the Stockholders' Agreement, a copy of which is included as Exhibit 1 to this Schedule 13D), Riverview's ownership interest in AOL-LA will be reduced at a disproportionately greater rate than AOL's ownership interest in AOL-LA. To achieve the reduction, for example, either AOL-LA or AOL could purchase shares held by the Cisneros Group at their then fair market value.

         Pursuant to the Charter, holders of Class A Common Stock are each entitled to one vote per share, while holders of B Stock and C Stock are each entitled to ten votes per share and have been granted the exclusive right to vote on a number of significant provisions of the Charter and the By-laws.

         The actions set forth below require a majority vote of B Stock and C Stock, each voting separately as a class.

                  (a) amending or repealing the provisions of the Charter relating to (i) the expansion of AOL-LA's business beyond PC-, TV- or wireless-based services, (ii) the extent to which AOL-LA's stockholders, including AOL and the Cisneros Group, may compete with AOL-LA for business, (iii) access to corporate opportunities that may be taken by AOL and the Cisneros Group, (iv) the limitation of AOL's and the Cisneros Group's liability to AOL-LA if AOL and the Cisneros Group successfully obtain AOL-LA's corporate opportunities, (v) AOL-LA's indemnification of AOL and the Cisneros Group, as well as any of their officers, directors, agents, stockholders, members, partners, affiliates or subsidiaries, if they incur damages for lawsuits based on claims that they breached their fiduciary duty to AOL-LA by appropriating AOL-LA's corporate opportunities, (vi) the terms of AOL-LA's authorized capital stock, including voting, dividend and conversion rights, (vii) the election and removal of AOL-LA's directors, (viii) the Special Committee, and (ix) the initiation of litigation that is adverse to either AOL or the Cisneros Group;

                  (b) amending the provisions of the By-laws, as they relate to AOL-LA's Board of Directors (the "Board") and its committees and the indemnification of AOL-LA's officers and directors; and

                  (c) unless otherwise required under Delaware law or waived by holders of a majority of the outstanding shares of B Stock or C Stock, approving (i) mergers and acquisitions, (ii) any issuance of, or change in, any of AOL-LA's capital stock, (iii) the transfer of any of AOL-LA's material assets, (iv) the establishment of any subsidiary or any material change in a subsidiary's business, (v) the adoption and modification of business plans, (vi) AOL-LA's establishment or amendment of any  significant  investment  or cash  management  policy,
         (vii) AOL-LA's discontinuance of any material business activity, (viii) AOL-LA's entering into any partnership, joint venture or consortium,
         (ix) AOL-LA's entering into agreements outside the ordinary course of its business, and (x) AOL-LA filing for bankruptcy or its decision not to prevent or oppose an involuntary filing for bankruptcy.

         For as long as any shares of B Stock or C Stock remain outstanding, the holders of Class A Common Stock and the Board will have no voting rights on the matters set forth in item (a) above, unless required under Delaware law.

         The voting rights for the election of the 14 members of the Board are as follows: (a) the holders of B Stock are entitled to elect five directors (each a "Class B Director"), (b) the holders of C Stock are entitled to elect five directors (each a "Class C Director"), and (c) the holders of all shares of AOL-LA's outstanding capital stock, voting together as a single class, are entitled to elect the remaining four directors (each a "Class A Director"). Banco Itau is entitled to nominate one of these four Class A Directors.

         Pursuant to the Charter, AOL-LA established a two-member committee of the Board consisting of one Class B Director and one Class C Director (the "Special Committee"). The Special Committee will evaluate corporate actions such as:

         (a)      amendments to the Charter and By-laws;

         (b)      amendments to the Stockholders' Agreement;

         (c)      mergers and acquisitions;

         (d)      any issuance of, or change in, any capital stock of AOL-LA;

         (e)      the transfer of any material assets of AOL-LA;

         (f)      loans by AOL-LA in excess of $50,000;

         (g)      capital expenditures in excess of $50,000;

         (h)      borrowings by AOL-LA in excess of $50,000;

         (i)      the declaration of any dividends on securities of AOL-LA;

         (j) the selection of nominees to be recommended by the Board for election by all outstanding shares of AOL-LA capital stock voting together;

         (k)      the admission of additional Strategic Partners;

         (l) the launch by AOL-LA of AOL-branded TV- and wireless-based online services in Latin America, as well as any agreements between AOL-LA and third parties that relate to these launches;

         (m)      the adoption and modification of business plans;

         (n)      the appointment or dismissal of AOL-LA's independent auditors;

         (o) the establishment of any subsidiary or any material change in a subsidiary's business;

         (p) litigation by AOL-LA that involves amounts in excess of $100,000 or that is adverse to either AOL or the Cisneros Group;

         (q) AOL-LA's establishment of, or any significant modification to, any significant investment or cash management policies;

         (r)      AOL-LA's discontinuance of any material business activity;

         (s)      AOL-LA's   entering   any   partnership,   joint   venture  or
                  consortium;

         (t)      AOL-LA's  issuance  of  press  releases   containing  material
                  non-public information;

         (u) AOL-LA's entering into agreements outside of the ordinary course of its business;

         (v)      the  approval  of  the  final  annual   audited   consolidated
                  financial statements of any subsidiary;

         (w) AOL-LA's filing for bankruptcy or its decision not to prevent or oppose any involuntary filing for bankruptcy;

         (x) adoption or material amendment to any employee benefit or executive compensation plan or severance payment; and

         (y) hiring or firing any personnel with an annual salary in excess of $100,000 or increasing their compensation above $100,000.

         Each of these actions requires the unanimous approval of the Special Committee before being submitted for approval by the Board. Because of their role in choosing the members of the Special Committee, both AOL and the Cisneros Group effectively have the power to veto these corporate actions. If either AOL or the Cisneros Group loses its right to representation on the Special Committee, the Special Committee will be dissolved. If the Special Committee is dissolved the approval of the Board as a whole will be required to approve any corporate actions previously evaluated by the Special Committee.

         In addition, any amendment to the Charter, other than those over which the holders of B Stock and C Stock have exclusive voting rights, must be approved by the affirmative vote of 75% of the voting power of AOL-LA's outstanding capital stock. Amendments that would adversely alter or change the powers, preferences or special rights of any class or series of AOL-LA's capital stock must also be approved by the affirmative vote of the holders of a majority of the outstanding shares of B Stock and C Stock, each voting separately as a class.

         Further, the By-laws may be amended by a majority vote of the Board, subject to the prior approval of the Special Committee. Unless the holders of B Stock or C Stock have exclusive rights to vote on the amendment, the By-laws may also be amended after obtaining the following: (i) the affirmative vote of a majority of the voting power of all of AOL-LA's capital stock, voting as a single class, (ii) the affirmative vote of a majority of the B stock voting together as a single class, but only if a Class B Director is entitled to be a member of the Special Committee, and (iii) the affirmative vote of a majority of the C Stock, voting together as a single class, but only if a Class C Director is entitled to be a member of the Special Committee.

         References to, and descriptions of, the Stockholders' Agreement, Banco Itau Registration Rights Agreement, Charter and By-laws as set forth above in this Item 4 are qualified in their entirety by reference to the copies of such documents included as Exhibits 1, 2, 3 and 4, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.           Interest in Securities of the Issuer

         The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

         As of the date hereof, AOL is the beneficial owner of (i) 4,000,000 shares of Class A Common Stock that it purchased in the Offering on August 11, 2000 and (ii) 101,858,334 shares of Series B Preferred Stock that it received in the Reorganization, which Series B Preferred Stock represents all of the Series B Preferred Stock issued and outstanding. Shares of Series B Preferred Stock are convertible into shares of Class B Common Stock at any time, initially on a one share-for-one share basis, and such Class B Common Stock is convertible into Class A Common Stock at any time, initially on a one share-for-one share basis. In addition, immediately prior to the Securities and Exchange Commission declaring the Offering effective, AOL-LA issued the AOL Warrant to AOL. The number of shares for which the AOL Warrant is exercisable is 16,642,500 in any combination of B Stock or Class A Common Stock at a per share exercise price equal to the Offering price of $8.00. The AOL Warrant is immediately exercisable and has a ten-year term. The number of shares issuable under the AOL Warrant may be increased if AOL-LA, AOL or the Cisneros Group issue or transfer shares to one or more Strategic Partners. Pursuant to Rule 13d-3(a) promulgated under the Exchange Act, AOL may be deemed to beneficially own options to purchase an aggregate of 240,000 shares of Class A Common Stock. As stated in Item 6 below, upon the consummation of the Offering, four employees of AOL who are also members of the Board were each granted an option to purchase 60,000 shares of Class A Common Stock. Under AOL's conflicts of interest standards, each such AOL employee must transfer the economic benefit of his option to AOL. Although each such AOL employee is the record holder of the option, AOL holds or shares the disposition power with respect to all of the shares of Class A Common Stock underlying the options. The filing of this Schedule 13D, however, shall not be construed as an admission for the purposes of Sections 13(d) and 13(g) and Regulation 13D-G of the Exchange Act or the rules promulgated thereunder that any of such option holders is the beneficial owner of any securities of AOL-LA other than the options and shares of Class A Common Stock underlying the options issued to such individual.

         AOL has the sole power to vote and dispose of the 4,000,000 shares of Class A Common Stock that AOL purchased in the Offering, the shares of Series B Preferred Stock issued to AOL in the Reorganization and the shares of B Stock and/or Class A Common Stock issuable upon exercise of the AOL Warrant and AOL shares the power to dispose of the shares of Class A Common Stock issuable upon exercise of the stock options that were granted to four of its employees. Consequently, upon the conversion of the B Stock and the exercise of the AOL Warrant and, as further described in Item 6, the stock options granted to four employees of AOL, AOL would beneficially own 122,740,834 shares of Class A Common Stock in the aggregate, or 68.4% of the shares of Class A Common Stock currently outstanding. However, assuming the conversion of all B Stock and C Stock outstanding and the exercise and conversion of all outstanding warrants and stock options, AOL would beneficially own 42.9% of the total issued and outstanding Class A Common Stock of AOL-LA.

         Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Banco Itau Registration Rights Agreement, AOL may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by Banco Itau, Itau Bank, Ltd., a Cayman Limited Liability Company and wholly-owned subsidiary of Banco Itau, and Ricardo Egydio Setubal, President and Chief Executive Officer of Banco Itau (collectively, the "Banco Itau Reporting Persons"). As reported in the Effective Registration Statement, the Banco Itau Reporting Persons beneficially own 31,760,000 shares of Class A Common Stock (assuming the exercise of an option for 60,000 shares of Class A Common Stock granted to Mr. Setubal), or approximately 11.1% of the 286,090,418 issued and outstanding shares of Class A Common Stock (assuming the conversion of all issued and outstanding shares of capital stock convertible into, and the exercise of all issued and outstanding warrants and options to acquire, shares of Class A Common Stock). AOL disclaims beneficial ownership of any such securities of the Banco Itau Reporting Persons owned directly or indirectly by the Banco Itau Reporting Persons.

         As a result of the Reorganization and the closing of the Offering that immediately followed on August 11, 2000, AOL's complete interest in AOL-LA was effected within the 60 days that preceded the date hereof.

         Other than as set forth in this Schedule 13D and acquisitions of beneficial interests by the Cisneros Group, to the best of AOL's knowledge as of the date hereof, (i) neither AOL nor any subsidiary or affiliate of AOL nor any of AOL's executive officers or directors, beneficially owns any shares of Class A Common Stock, and (ii) there have been no transactions in the shares of Class A Common Stock effected during the past 60 days by AOL, nor to the best of AOL's knowledge, by any subsidiary or affiliate of AOL or any of AOL's executive officers or directors.

         References to, and descriptions of, the Stockholders' Agreement, Banco Itau Registration Rights Agreement, Charter and By-laws as set forth above or incorporated in this Item 5 are qualified in their entirety by reference to the copy of the Stockholders' Agreement, Banco Itau Registration Rights Agreement, Charter and By-laws included as Exhibits 1, 2, 3 and 4 to this Schedule 13D, and are incorporated in this Item 5 in its entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The information set forth or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated herein by reference.

         Upon the consummation of the Offering, options to purchase 60,000 shares of Class A Common Stock at the Offering price of $8.00 per share were granted to each of J. Michael Kelly, Michael Lynton, Robert W. Pittman and Gerald Sokol, Jr., each an employee of AOL, as compensation for serving as a member of the Board. Under AOL's conflicts of interests standards, each such optionee, must transfer the economic benefit of his option to purchase 60,000 shares of Class A Common Stock to AOL.

         In addition, reference is made to (i) a letter agreement, dated as of August 7, 2000, from AOL to Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Cazenove & Co. and Prudential Securities Incorporated, the underwriters of the Offering, pursuant to which AOL agreed not to dispose of its shares of Class A Common Stock or any securities convertible into or exercisable for Class A Common Stock for a period of 180 days from the date of such letter, subject to certain exceptions (the "Underwriting Agreement"); and (ii) a Registration Rights Agreement, dated August 7, 2000, by and among, AOL-LA, AOL and Riverview, pursuant to which AOL and Riverview were granted rights to cause AOL-LA to register shares of Class A Common Stock issued to them upon conversion of their shares of B Stock and C
Stock, respectively, and in the case of AOL, upon exercise of the AOL Warrant (the "AOL Registration Rights Agreement").

         References to, and descriptions of, the Underwriting Agreement and AOL Registration Rights Agreement as set forth above in this Item 6 are qualified in their entirety by reference to the copies of such documents included as Exhibits 5 and 6, respectively, to this Schedule 13D, and are incorporated in this Item 6 in their entirety where such references and descriptions appear.

         To the best of AOL's knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of AOL-LA.

Item 7.           Material to be Filed as Exhibits

Exhibit        Description

   1. Stockholders' Agreement, dated as of August 7, 2000, by and among America Online, Inc., America Online Latin America, Inc. and Riverview Media Corp. (confidential treatment granted; filed as Exhibit 10.2 to Amendment No. 12 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on August 3, 2000 and incorporated herein by reference).

   2. Registration Rights and Stockholders' Agreement, dated as of August 7, 2000, by and among America Online Latin America, Inc., Banco Itau S.A. and Banco Banerj S.A. (filed as Exhibit 10.15 to Amendment No. 6 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on June 16, 2000 and incorporated herein by reference).

   3. America Online Latin America, Inc.'s Restated Certificate of Incorporation (filed as Exhibit 3.1 to Amendment No. 10 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on July 27, 2000 and incorporated herein by reference).

   4.          America Online Latin America,  Inc.'s Restated  By-laws (filed as
               Exhibit 3.2 to Amendment No. 10 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on July 27, 2000 and incorporated herein by reference).

   5. Underwriting Agreement, dated as of August 7, 2000, by and among America Online, Inc., America Online Latin America, Inc., Riverview Media Corp., Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Cazenove & Co. and Prudential Securities Incorporated (filed as
               Exhibit 1.1 to Amendment No. 11 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on August 2, 2000 and incorporated herein by reference).

   6. Registration Rights Agreement, dated as of August 7, 2000, by and among America Online, Inc., America Online Latin America, Inc. and Riverview Media Corp. (filed as Exhibit 10.4 to Amendment No. 2 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on March 14, 2000 and incorporated herein by reference).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             AMERICA ONLINE, INC.

                             By: /S/ James F. MacGuidwin
                             Name:   James F. MacGuidwin
                             Title:  Senior Vice President, Controller, Chief
                                     Accounting & Budget Officer and Corporate
                                     Compliance Officer

Dated: August 22, 2000

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS

                             OF AMERICA ONLINE, INC.

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of America Online. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 22000 AOL Way, Dulles, Virginia 20166-9323.

             Board of Directors
                Name and Title                  Present Principal Occupation


Stephen M. Case,                                Chief Executive Officer and Chairman of the Board; America Online,
Chairman of the Board                           Inc.

Daniel F. Akerson,                              Chairman and Chief Executive Officer;
Director                                        NEXTLINK Communications, Inc.

James L. Barksdale,                             Managing Partner;
Director                                        The Barksdale Group

Frank J. Caufield,                              General Partner;
Director                                        Kleiner Perkins Caufield & Byers

Miles R. Gilburne,                              Director;
Director                                        America Online, Inc.

General Alexander M. Haig, Jr.,                 Chairman and President;
Director                                        Worldwide Associates, Inc.

Kenneth J. Novack,                              Vice Chairman;
Director                                        America Online, Inc.

Robert W. Pittman,                              President and Chief Operating Officer;
Director                                        America Online, Inc.

General Colin L. Powell,                        Chairman;
Director                                        America's Promise: The Alliance for Youth

Franklin D. Raines,                             Chairman and Chief Executive Officer;
Director                                        Fannie Mae

Marjorie M. Scardino,                           Chief Executive Officer;
Director                                        Pearson PLC


Executive Officers Who Are Not Directors:


                     Name                       Title and Present Principal Occupation

Paul T. Cappuccio                               Senior Vice President, General Counsel and Assistant Secretary;
                                                America Online, Inc.

J. Michael Kelly                                Senior Vice President, Chief Financial Officer and Assistant
                                                Secretary;
                                                America Online, Inc.

Kenneth B. Lerer                                Senior Vice President;
                                                America Online, Inc.

James F. MacGuidwin                             Senior Vice President, Controller, Chief Accounting & Budget
                                                Officer and Corporate Compliance Officer;
                                                America Online, Inc.

William J. Raduchel                             Senior Vice President and Chief Technology Officer;
                                                America Online, Inc.

George Vradenburg, III                          Senior Vice President, Global and Strategic Policy;
                                                America Online, Inc.

         The present principal occupation of each of the named executive officers is the same as the named position(s) held with America Online, Inc.

                                  EXHIBIT INDEX

Exhibit        Description

   1. Stockholders' Agreement, dated as of August 7, 2000, by and among America Online, Inc., America Online Latin America, Inc. and Riverview Media Corp. (confidential treatment granted; filed as Exhibit 10.2 to Amendment No. 12 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on August 3, 2000 and incorporated herein by reference).

   2. Registration Rights and Stockholders' Agreement, dated as of August 7, 2000, by and among America Online Latin America, Inc., Banco Itau S.A. and Banco Banerj S.A. (filed as Exhibit 10.15 to Amendment No. 6 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on June 16, 2000 and incorporated herein by reference).

   3. America Online Latin America, Inc.'s Restated Certificate of Incorporation (filed as Exhibit 3.1 to Amendment No. 10 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on July 27, 2000 and incorporated herein by reference).

   4.          America Online Latin America,  Inc.'s Restated  By-laws (filed as
               Exhibit 3.2 to Amendment No. 10 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on July 27, 2000 and incorporated herein by reference).

   5. Underwriting Agreement, dated as of August 7, 2000, by and among America Online, Inc., America Online Latin America, Inc., Riverview Media Corp., Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Cazenove & Co. and Prudential Securities Incorporated (filed as
               Exhibit 1.1 to Amendment No. 11 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on August 2, 2000 and incorporated herein by reference).

   6. Registration Rights Agreement, dated as of August 7, 2000, by and among America Online, Inc., America Online Latin America, Inc. and Riverview Media Corp. (filed as Exhibit 10.4 to Amendment No. 2 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on March 14, 2000 and incorporated herein by reference).